Exhibit 2.3

STOCK and INTELLECTUAL PROPERTY RIGHT
PURCHASE AGREEMENT

THIS AGREEMENT is made in the City of Buenos Aires, Argentina, on November 30, 2001, by and between:

Amarin Pharmaceuticals Company Limited (hereinafter the “Vendor”), a corporation organized under the laws of England, domiciled at 7 Curzon Street, London W1J 5HG, United Kingdom;

Amarin Corporation plc (hereinafter “Amarin”), a corporation organized under the laws of England, domiciled at 7 Curzon Street, London W1J 5HG, United Kingdom;

Abriway Int. S.A., a private corporation validly organized and existing under the laws of Uruguay (hereinafter the “Purchaser”), domiciled at San Josè 807, Apartamento 804, Montevideo, Uruguay;

Sergio Lucero (hereinafter “Lucero”), a current Director of the Company (as hereinafter defined);

Francisco Stefano (hereinafter “Stefano”), a current Director of the Company;

Amarin Technologies S.A. (hereinafter, the “Company”), a corporation organized under the laws of Argentina, domiciled at Marcelo T. de Alvear 624, 1° Floor, Buenos Aires, Argentina.

WHEREAS:

(a)	Vendor is the owner, free of any lien and encumbrance, of 11,900 ordinary, nominative, single-vote shares with a par value of $1 (Pesos one), representing 99,16% of the outstanding capital stock and voting rights of the Company (the “Shares”).

(b)	The Company is the owner, free of any lien and encumbrance, of 10,000 shares (“Dofistone Shares”) with a par value of US$1 each representing 100% of the issued capital stock and voting rights of Dofistone Company S.A. (“Dofistone”), a corporation organized under the laws of Uruguay, domiciled at Ruta 8 km17,500 - Local H1, Edificio M.I., Zona Franca de Montevideo, Uruguay.

(c)	Vendor intends to sell, and Purchaser intends to purchase, the Shares.

(d)	Vendor is the owner, by reason of assignment by Amarin, of the patent listed in Schedule 1, (hereinafter, the “Patent) and the know-how relating thereto;

(e)	Vendor intends to sell, and Purchaser intends to purchase, the Patent.

(f)	Lucero and Stefano are willing to release the Vendor from any existing or future liability in relation to the Service Agreements mentioned in Clause 7.

THEREFORE, Vendor and Purchaser (hereinafter “the Parties”) agree to execute this Stock and Intellectual Property Right Purchase Agreement (hereinafter “the Agreement”) which will be governed by the following terms and conditions:

1. Object:

1.1. Vendor hereby sells, assigns and transfers the Shares to the Purchaser which the latter proceeds to purchase.

The Shares are sold and delivered in the form of a single indivisible unit, since the sale is agreed upon “in their entirety” and includes all corporate and financial rights and obligations pertaining thereto.

1.2. Vendor hereby sells, assigns and transfers the Patent and the know-how relating thereto to the Purchaser, which the latter proceeds to purchase.

2. Price:

2.1. The sale price of the Shares is fixed at the aggregate amount of Unites States Dollars Twenty Thousand (US$20,000), (hereinafter, the “Share Purchase Price”) which the Purchaser shall pay to the Vendor as follows:

a)	The amount of US$10,000 at Closing, by wire transfer to account nbr. 11866788 at Lloyds TSB plc, Minister Place, Ely Branch, Sort Code: 30-93-05

b)	The balance, together with the first installment of the Patent Purchase Price (as hereinafter defined).

2.2. The sales price of the Patent is fixed at the aggregate amount of Unites States Dollars Two Hundred and Forty-Two Thousand (US$242,000), (hereinafter, the “Patent Purchase Price”) which the Purchaser shall pay to the Vendor in yearly installments according to the following schedule:

i) May 2nd, 2003: Purchaser shall pay an amount equal to 2% of the Company’s annual turnover of years 2001 and 2002.

ii) May 2nd, 2004: Purchaser shall pay an amount equal to 2% of the Company’s annual turnover of year 2003

iii) May 2nd, 2005: Purchaser shall pay an amount equal to 2% of the Company’s annual turnover of year 2004

iv) May 2nd, 2006: Purchaser shall pay an amount equal to 2% of the Company’s annual turnover of year 2005

vi) May 2nd, 2007: Purchaser shall pay the balance, if any, between the Patent Purchase Price and the aggregate amount of the payments made under the precedent installments.

In no case, the aggregate amounts of payments under the installments calculated on the Company’s annual revenues shall exceed the Patent Purchase Price plus the outstanding balance of the Share Purchase Price.

Should any payment date be a holiday in Argentina or in the United Kingdom, such installment shall be payable on the following working day, by wire transfer to account nbr. 11866788 at Lloyds TSB plc, Minister Place, Ely Branch, Sort Code: 30-93-05 or to any other bank to be designated by Vendor at least 5 days prior to each payment date. For purposes of this clause, the term “turnover” shall mean, for any period, total gross sales billed or charged to third parties, net of ordinary and customary trade discounts and commissions and Value Added Tax, resulting from the Company’s audited annual Financial Statements corresponding to the fiscal year closed on December 31 of the year precedent to each payment date. It is also agreed that for purposes of this clause credit notes on sales issued to Wyeth as payment of the Climaderm reimbursement shall be deducted from turnover.

3. Closing. Deliveries at Closing:

3.1. Closing shall take place on December 4, at 1:00 p.m. Buenos Aires time at the offices of the law firm of Brons & Salas, Marcelo T. de Alvear 624, 1°, Buenos Aires, Argentina.

3.2. At Closing, the Parties shall perform the following acts:

a.	The Purchaser shall make the wire transfer pursuant to Article SECOND hereof.

b.	The Vendor shall deliver the transfer notice of the Shares to the Purchaser, substantially in the form of Schedule II.

c.	The Vendor shall deliver the Shares and the Dofistone Shares to the Purchaser.

d.	The Vendor shall deliver the original copies of the By-Laws, the corporate books and records corresponding to the Company and Dofistone, to the Purchaser.

e.	The Vendor shall deliver title documentation to the Patent.

f.	The Vendor shall deliver title documentation to Intellectual Property Rights registered in the Company’s name. For purposes of this Agreement, Intellectual Property Rights shall mean property rights over the patents listed in Schedule 3.2.f. In case there is any deficiency, Vendor and any of its affiliates shall make all actions necessary to complete registration of such Patents in the name of the Company, at Vendor cost.

g.	The Vendor and the Company shall execute the assignment agreement mentioned in Section 9.1. pursuant to the model enclosed as Schedule III.

h.	The Vendor and the Purchaser shall execute all such other document as the Purchaser shall reasonably require in order to perfect the right title and interest of Purchaser to the Patent and to Shares and to the Dofistone Shares.

3.3 Each Director of the Company and/or of Dofistone except for Mr. Lucero and Stefano, shall deliver to Purchaser a letter addressed to the Company and/or to Dofistone as the case may be, whereby each of them will tender his resignation from the office as Board Member and Director of the Board(s) of the Company and/or Dofistone, and waive and disclaim the right to any fees and benefits to which he may be entitled by reason of holding such office or position.

3.4. Within a term of five working days as from Closing, a Company Shareholders’ Meeting will be held by the Company, at which Purchaser, as shareholder of the Company, shall favorably vote: (i) acceptance of the resignation tendered by the resigning Directors of the Company; (ii) approval of all actions and decisions taken up to date by the Directors appointed by the Vendor or in office prior to Closing; (iii) designation of new Directors or change of the number of Directors to be appointed so as to replace the vacancies left by the resigning Directors of the Company and acceptance of their offices by the newly appointed Directors. Purchaser shall deliver to Vendor a certified copy of the respective resolution of the Shareholders’ Meeting of the Company and shall accept that Vendor’s attorneys proceed with the registration of resignation of resigning Directors and appointment of newly elected Directors.

3.5. Within a term of five working days as from Closing, a Dofistone Shareholders’ Meeting will be held by Dofistone, at which the Company, as shareholder of Dofistone, shall favorably vote: (i) acceptance of the resignation tendered by the resigning Directors of Dofistone; (ii) approval of all actions and decisions taken up to date by the Directors appointed by the Vendor or in office prior to Closing; (iii) designation or change of the number of Directors to be appointed so as to replace the vacancies left by the resigning Directors of Dofistone and acceptance of their offices by the newly appointed Directors. Purchaser shall deliver to Vendor a certified copy of the respective resolution of the Shareholders’ Meeting of Dofistone and shall accept that Vendor’s attorneys proceed with the registration of resignation of resigning Directors and appointment of newly elected Directors.

4. Representations and warranties of the Parties:

4.1 Each of the Parties represent and warrant to each other that they have absolute power and authority to execute this Agreement and fully discharge its/their obligations hereunder.

4.2. The Vendor represents and warrants that:

a.	The Shares and the Dofistone Shares are free from any obligation, pledge, encumbrance or lien.

b.	The Vendor has full, perfect and unrestricted title and ownership to the Shares and to the Dofistone Shares.

c.	The Vendor has full right to exercise both the economic and voting rights of the Shares and of the Dofistone Shares.

d.	The Vendor has full, perfect and unrestricted title and ownership to the Patent.

4.3. Except for those contained in this Section FOUR, the Vendor does not assume any additional obligation nor does it make any representation and/or warranty, whether express or implied, with regard to the Patent, the Shares and/or the Dofistone Shares, and/or the Company and/or Dofistone. Without this implying any limitation whatsoever, the Vendor does not make any representation with regard to the value of the Patent, the Shares and of the Dofistone Shares, nor to the value of the assets of the Company and/or of Dofistone.

4.4. Without prejudice of the above the Purchaser expressly waives any claim against Vendor and/or the Directors or managers of the Company and/or Dofistone on the basis of disclosed or undisclosed liabilities, hidden flaws or any other cause or title, either referred to the Shares or to the Dofistone Shares or to the Company or to Dofistone.

4.5. Purchaser acknowledges to be fully aware of the financial situation and corporate affairs of the Company and of Dofistone.

5. Intellectual Property Rights:

In consideration to the representations and warranties made by the Vendor in Clause 4.2. above:

5.1. The Parties acknowledge that pursuant to the sale of the Patent mentioned in section 1.2., Purchaser shall have perfect right title and interest over the Patent and any applications therefore.

5.2. Purchaser acknowledges that no further right, input, or assistance from Vendor and/or from Amarin is required to carry out the Company’s and/or Dofistone’s business, whether in the ordinary course or not. Purchaser further acknowledges that the Company and/or the Purchaser have no claims against Vendor and/or Amarin on the basis of the transfer, title, interest, or lack thereof, over any intellectual property right, and hereby waives the right to make any such claim in the future.

5.3. The Company and Dofistone acknowledge that there are no claims against Vendor and/or Amarin on the basis of the transfer, title, interest, or lack thereof, over any intellectual property right and hereby waive the right to make any such claim in the future.

6. Pledge

6.1. In order to duly guarantee the obligations assumed hereunder, simultaneously with the execution of this Agreement, Purchaser executes a pledge contract (the “Pledge”) in the form of Schedule IV. regarding the Shares and the full stock equity representing 100% of Beta Pharmaceuticals Corporation corporate capital.

6.2. As long as the obligations guaranteed by the Pledge are outstanding, the Company shall not sell or dispose the Dofistone Shares to any third party. However, it may transfer the Dofistone Shares to Beta Pharmaceuticals Corporation.

7. Service Agreement:

7.1. Mr. Lucero, Mr. Stefano, Purchaser, the Company and Dofistone, represent and warrant that they have made no claims, joint or individual, and further represent that they have no claims, joint or individual, against Vendor and/or Amarin arising from that certain Service Agreement dated June 28, 1996, copy of which is attached hereto as Schedule V, nor from that certain Amendment and Renewal N°1 to the Service Agreement, dated February 26, 2001 copy of which is attached hereto as Schedule VI and hereby waive the right to make any claim for any reason, clause or title whatsoever.

8. Labor Contingency Agreement:

The Company and Purchaser hereby assume exclusive responsibility and agree to hold Vendor and/or Amarin harmless from and against any claim, including, without limitation, attorney’s fees and court costs and expenses, arising from that certain Labor Contingency Agreement dated June 28, 1996, copy of which is attached hereto as Schedule VII.

9. Assignment of agreements:

9.1. Amarin hereby assigns to the Company all its rights and obligations arising from that certain Know-How License Agreement dated November 4, 1999 (the “Cadila Agreement”), copy of which is attached hereto as Schedule VIII, pursuant to Section 22.1. thereof. The corresponding assignment agreement is attached as Schedule III.

The Company hereby accepts such assignment and agrees to hold Amarin and/or Vendor harmless from and against any claim including, without limitation, attorney’s fees and court costs and expenses, arising from the Cadila Agreement or otherwise.

9.2. The Company hereby agrees to hold Vendor and/or Amarin harmless from and against any claim, including, without limitation, attorney’s fees and court costs and expenses, arising from that certain Development Agreement dated April 27, 1999 (the “Lek Pharmaceuticals Agreement”), copy of which is attached hereto as Schedule IX, or otherwise.

10. Authorization:

Vendor and Amarin hereby authorize Purchaser and the Company to continue using the commercial name “Amarin”. Purchaser acknowledges that Amarin and Vendor have legitimate rights over the name “Amarin”. Purchaser and the Company undertake not to use, in any possible way, the name “Amarin” in North America (i.e. Mexico, United States of America and Canada)

Additionally, Purchaser and the Company agree to hold Vendor and/or Amarin harmless from and against any claim, including, without limitation, attorneys’ fees and court costs and expenses, arising from the use of the name “Amarin” pursuant to this clause TEN.

11. Notices:

All notices and other communications required or permitted to be given hereunder will be made in writing and shall be deemed given on the date of their receipt, either by personal delivery or by mail, postage prepaid, acknowledgment of receipt requested, addressed as follows:

If to Vendor, to:

Brons & Salas
Att: Alfredo L. Rovira / Enrique Schinelli Casares
Marcelo T. de Alvear 624, 1st. Floor
Buenos Aires, C1058AAH
Argentina

With copy to:

Nigel Bell
Chief Financial Officer
Amarin Corporation plc
7 Curzon Street, London
W1J 5HG
United Kingdom

If to Purchaser, to:

Abriway Int. S.A.
San Josè 807, Apartamento 804
Montevideo, Uruguay.

With copy to:

Jorge Tützer
Corrientes 311, 13° Floor
Buenos Aires,
Argentina

If to the Company, to:

Sr. Presidente
Amarin Technologies S.A.
Av. San Juan 2266
C1232AAR Buenos Aires
Argentina

If to Lucero, to:

Sergio Lucero
Brasil 886
(B1643EGR) Beccar
Prov. Buenos Aires
Argentina

If to Stefano, to:
Francisco Stefano
J.M.Gutiérrez 3950 3° “A”
(1425) Buenos Aires
Argentina

12. Press Releases and Public Announcements

Purchaser acknowledges that Vendor and Amarin are subject to regulations enacted by the London Stock Exchange and therefore agrees that any press release and/or public announcement relating to the subject matter of this Agreement shall be subject to Purchaser’s approval prior to its issuance.

13. Entire Agreement:

This Agreement and its Annexes constitute the entire understanding of the Parties with respect to the subject matter contained herein and supersedes all prior contracts, agreements, understandings, or commitments relative to the subject matter contained herein and may not be modified save by written accord executed by both parties.

14. Costs and Expenses:

Each Party shall bear the costs and/or expenses incurred by it by reason of this Agreement.

15. Counterparts.:

This Agreement is executed in six (6) counterparts, to be delivered to the Purchaser, to the Vendor, to Amarin, to the Company, to Lucero, and to Stefano respectively.

16. Tolerance:

The fact that one of the parties does not, at any given time, demand that the other should comply with any one of the provisions hereof, shall in no way detrimentally affect the full right to require such compliance at any future time. Should one of the parties excuse the other in respect of infringement of the provisions hereof, this dispensation shall not imply the excuse of any subsequent infringement of the same or any other provision, nor will it represent a waiver of the provision itself. Omission by one of the parties to exercise any right granted by this Agreement shall not constitute a waiver of such right.

17. Governing Law. Jurisdiction: (a) This Agreement shall be governed by and construed in accordance with laws of Argentina. (b) All disputes arising from this Agreement, shall be submitted to the jurisdiction of the competent Courts of the Republic of Argentina with competence in commercial matters. Purchaser, the Company, Mr. Lucero and Mr. Stefano waive the right to claim a bond for costs.

In witness whereof, six (6) counterparts of this Agreement are executed on the date and at the place first above written.

By: AMARIN PHARMACEUTICALS COMPANY LIMITED

Signature: ________________ Name: Enrique Schinelli Casares Title : Attorney-in-fact

[MORE SIGNATURES FOLLOW]

By: AMARIN CORPORATION plc

Signature: ________________ Name: Enrique Schinelli Casares Title : Attorney-in-fact

By: ABRIWAY INT. S.A.

Signature: Name: Title:

By: AMARIN TECHNOLOGIES S.A.

Signature: Name: Title:

Sergio Lucero:

Francisco Stefano:

SCHEDULE I

Topical Spironolactone

Country:	Europe
Application/Patent Nbr.:	0 582 458

Revalidation Number
Austria	E 130 515
Belgium	0.582.458
Denmark	DK/EP 0.582.458
France	0.582.458
Germany	69300854.7
Italy	20.417 BE/96
Spain	0.582.458
Sweden	0.582.458
Switzerland	0.582.458
The Netherlands	0.582.458
U.Kingdom	0.582.458